EXHIBIT 97.1
FirstCash Holdings, Inc.
Compensation Recoupment Policy

1.0    History; Effective Date.
1.1    FirstCash Holdings, Inc. (the “Company”) has adopted this Compensation Recoupment Policy (the “Policy”) in accordance with the applicable listing standards of Nasdaq and Rule 10D-1 under the Exchange Act, which require listed companies to adopt and comply with a compensation recovery (“clawback”) policy.
1.2    The effective date of this Policy is October 25, 2023 (the “Effective Date”).
2.0    Definitions. The following words and phrases shall have the following meanings for purposes of this Policy:
2.1    Accounting Restatement. An “Accounting Restatement” means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.
2.2    Board. The “Board” means the Board of Directors of the Company.
2.3    Committee. The “Committee” means the Compensation Committee of the Board.
2.4    Erroneously Awarded Compensation. “Erroneously Awarded Compensation” is the amount of Incentive-Based Compensation Received that exceeds the amount of Incentive-Based Compensation that otherwise would have been Received had it been determined based on the restated amounts, computed without regard to any taxes paid. For Incentive-Based Compensation based on stock price or TSR, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an Accounting Restatement: (i) the amount shall be based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or TSR upon which the Incentive-Based Compensation was Received, and (ii) the Company shall maintain documentation of the determination of that reasonable estimate and provide such documentation to Nasdaq.
2.5    Exchange Act. “Exchange Act” means the Securities Exchange Act of 1934, as amended.
2.6    Executive Officer. “Executive Officer” means the Company’s current and former executive officers, as determined in accordance with the definition of executive officer set forth in Rule 10D-1 under the Exchange Act and the relevant Nasdaq listing standards. Executive Officers include the officers identified as executive officers by the Company in the Company’s filings with the SEC pursuant to Item 401(b) of Regulation S-K and the officers required to file reports under Section 16 of the Exchange Act.
2.7    Financial Reporting Measure. A “Financial Reporting Measure” is any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measure that is derived wholly or in part from such measure. Stock price and TSR are also Financial Reporting Measures. A Financial Reporting Measure need not be presented within the Company’s financial statements or included in a filing with the SEC.
2.8    Incentive-Based Compensation. “Incentive-Based Compensation” means any compensation (whether cash- or equity-based) that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure. Please refer to Appendix A to this Policy for a list of examples of Incentive-Based Compensation.
2.9    Nasdaq. “Nasdaq” means the Nasdaq Stock Market. In the event the Company’s securities become listed on a different national securities exchange or national securities association in the future, then following such new listing, references to Nasdaq shall be deemed to refer to such other national securities exchange or national securities association.

2.10    Received. Incentive-Based Compensation is considered to be “Received” in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period. For the avoidance of doubt, Incentive-Based Compensation that is subject both to one or more Financial Reporting Measures and to a service-based vesting condition shall be considered to be “Received” when the relevant Financial Reporting Measures are achieved, even if the Incentive-Based Compensation continues to be subject to the service-based vesting condition.
2.11    SEC. “SEC” means the United States Securities and Exchange Commission.
2.12    Service-Based Compensation. “Service-Based Compensation” means any compensation (whether cash- or equity-based) that is granted, earned, or vested based wholly upon the satisfaction of time- or service-based requirements. For the avoidance of doubt, Service-Based Compensation shall not include Incentive-Based Compensation, base salary or hourly wages.
2.13    TSR. “TSR” means total stockholder return.
3.0    Statement of Policy.
3.1    In the event that the Company is required to prepare an Accounting Restatement, the Company will recover reasonably promptly the amount of all Erroneously Awarded Compensation Received by a person:
i.    After beginning service as an Executive Officer;

ii.    Who served as an Executive Officer at any time during the performance period for that Incentive-Based Compensation;

iii.    While the Company has a class of securities listed on Nasdaq; and

iv.    During the three completed fiscal years immediately preceding the date that the Company is required to prepare the Accounting Restatement and any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years. For purposes of this Policy, a transition period between the last day of the Company’s previous fiscal year and the first day of its new fiscal year that comprises a period of nine to twelve months would be deemed a completed fiscal year.

Notwithstanding the foregoing, this Policy shall only apply to Incentive-Based Compensation Received on or after the Effective Date.
3.2    The Company’s obligation to recover Erroneously Awarded Compensation pursuant to this Policy is not dependent on when the restated financial statements are filed.
3.3    For purposes of determining the relevant recovery period under this Policy, the date that the Company is required to prepare an Accounting Restatement is the earliest to occur of: (i) the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement; or (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement.
3.4    The Company must recover Erroneously Awarded Compensation in compliance with this Policy except to the extent that the conditions of paragraphs (i), (ii) or (iii) in this Subsection 3.4 are met, and the Committee, or in the absence of such a committee, a majority of the independent directors serving on the Board, has determined that recovery would be impracticable.
i.    The direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Company shall make a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s) to recover, and provide that documentation to Nasdaq.

ii.    Recovery would violate home country law where that law was adopted prior to November 28, 2022. Before concluding that it would be impractical to recover any amount of Erroneously Awarded Compensation based on violation of home country law, the Company shall obtain an opinion of home country counsel, acceptable to Nasdaq, that recovery would result in such a violation, and provide such opinion to Nasdaq.
iii.    Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.
3.5    The Company shall not indemnify any Executive Officer or former Executive Officer against (i) the loss of Erroneously Awarded Compensation pursuant to this Policy or (ii) any claims relating to the Company’s enforcement of its rights under this Policy. Similarly, the Company shall not adopt or enter into any plan or agreement that exempts any Incentive-Based Compensation that is granted, paid or awarded to an Executive Officer or former Executive Officer from the application of this Policy. This Policy shall supersede any such plan or agreement, whether entered into before, on or after the Effective Date of this Policy.
3.6    The Committee shall determine, in its sole discretion, the appropriate means to seek recovery of any Erroneously Awarded Compensation, which may include, without limitation: (i) requiring cash reimbursement; (ii) seeking recovery or forfeiture of any gain realized on the vesting, exercise, settlement, sale, transfer or other disposition of equity-based awards; (iii) offsetting the amount to be recouped from any compensation otherwise owed by the Company to the Executive Officer or former Executive Officer; (iv) cancelling outstanding equity awards; or (v) taking any other remedial and recovery action permitted by law, as determined by the Committee.
3.7    The Committee shall determine the repayment schedule for any Erroneously Awarded Compensation in a manner that complies with the “reasonably promptly” requirement set forth in Subsection 3.1 hereof. Such determination shall be consistent with applicable legal guidance provided by the SEC, Nasdaq, or judicial opinion. The determination with respect to “reasonably promptly” recovery may vary from case to case, and the Committee may amend or supplement this to further describe what repayment schedule satisfies this requirement.
3.8    If the requirement to recover Erroneously Awarded Compensation is triggered under this Policy, then, in the event of any actual or alleged conflict between the provisions of this Policy and a similar clause or provision in any of the Company’s plans, awards, policies or agreements, this Policy shall be controlling and determinative; provided that, if such other plan, award, policy or agreement provides that a greater amount of compensation shall be subject to clawback, the provisions of such other plan, award, policy or agreement shall apply to the amount in excess of the amount subject to clawback under this Policy.
3.9    The Company shall file all disclosures with respect to this Policy in accordance with the requirements of the U.S. Federal securities laws, including the disclosure required by the applicable SEC filings.
4.0    General.
4.1    The Committee shall have full authority to interpret and enforce this Policy to the fullest extent permitted by law. Any determination by the Committee or the Board with respect to this Policy shall be final, conclusive, and binding on all interested parties.
4.2    To the extent an Executive Officer or former Executive Officer refuses to pay to the Company any Erroneously Awarded Compensation or other applicable amounts, the Company shall have the right to sue for repayment or, to the extent legally permitted, to enforce such person’s obligation to make payment by withholding unpaid or future compensation.
4.3    The Company’s rights to recoupment under this Policy are in addition to other rights the Company may have against any Executive Officer or former Executive Officer, including any remedies at law or in equity. Application of this Policy does not preclude the Company from taking other actions to enforce the obligations of an Executive Officer or former Executive Officer to the Company, including termination of employment or institution of legal proceedings. Nothing in this Policy shall be viewed as limiting the right of the Company to pursue recoupment under or as provided by the Company’s plans, awards, policies or agreements or the applicable provisions of any law, rule or regulation (including, without limitation, Section 304 of the Sarbanes-Oxley Act of 2002).
4.4    The Committee may amend this Policy, provided that any such amendment does not cause the Policy to violate applicable listing standards of Nasdaq or Rule 10D-1 under the Exchange Act.

APPENDIX A
Examples of Incentive-Based Compensation
Examples of compensation that constitutes Incentive-Based Compensation for purposes of this Policy include, but are not limited to, the following:
•Non-equity incentive plan awards earned based wholly or in part on satisfying a Financial Reporting Measure performance goal;
•Bonuses paid from a “bonus pool,” the size of which is determined based wholly or in part on satisfying a Financial Reporting Measure performance goal;
•Other cash awards based wholly or in part on satisfying a Financial Reporting Measure performance goal;
•Equity-based awards (e.g., restricted stock, restricted stock units, performance share units, stock options, and stock appreciation rights) that are granted or become vested based wholly or in part on satisfying a Financial Reporting Measure performance goal; and
•Proceeds received upon the sale of shares acquired through an incentive plan that were granted or vested based wholly or in part on satisfying a Financial Reporting Measure performance goal.
Examples of compensation that does not constitute Incentive-Based Compensation for purposes of this Policy include the following:
•Salaries or salary increases for which the increase is not contingent upon the attainment of a Financial Reporting Measure performance goal;
•Bonuses paid solely at the discretion of the Committee or Board that are not paid from a bonus pool, the size of which is determined based wholly or in part on satisfying a Financial Reporting Measure performance goal;
•Bonuses paid solely upon satisfying one or more subjective standards (e.g., demonstrated leadership) and/or completion of a specified employment period;
•Non-equity incentive plan awards earned solely upon satisfying one or more strategic measures (e.g., consummating a merger or divestiture) or operational measures (e.g., opening a specified number of business locations, completion of a project, or increase in market share); and
•Equity awards for which the grant is not contingent upon achieving any Financial Reporting Measure performance goal and vesting is contingent solely upon completion of a specified employment period and/or attaining one or more non-Financial Reporting Measures.

FirstCash holdings, Inc. Compensation Recoupment Policy Acknowledgement Form

By my signature below, I acknowledge and agree that:
•I have read and received the FirstCash Holdings, Inc. Compensation Recoupment Policy (the “Policy”) and am fully bound by and subject to the terms of the Policy; and
•I will abide by all of the terms of the Policy during and after my employment with the Company, including, without limitation, by promptly repaying or returning to the Company any Erroneously Awarded Compensation (as defined in the Policy) to the extent required by, and in a manner consistent with, the Policy.

Signature:_______________________________

Name (printed):__________________________

Date:___________________________________